Louis Taubman (Admitted NY)

Email lou@lhttlaw.com

June 9, 2008

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:

Sonia Barros

Re:

Viscorp, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed June 6, 2008

File No. 333-149261

Dear Ms. Barros:

This letter is provided in response to our phone conversation with you on June 9, 2008, pursuant to which you verbally reissued your prior comment 1.

1.

We note your response to our prior comment 1 and reissue that comment.  The filing must include the signature of both the principal financial officer and the principal accounting officer.  Dr. Jiang’s signature should be captioned as such in your amended filing.  See Instructions 1 and 2 to the Signatures section of Form S-1.

Response:

We revised the signatures to the S-1 according to your comment.

Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

LESER HUNTER TAUBMAN & TAUBMAN

/s/  Louis Taubman

By: Louis Taubman,

Attorney at Law

Cc: Dr. Jiang